SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      Amendment No.   8

                  UNITED MOBILE HOMES, INC.
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)

                         91-1024107
                       (CUSIP Number)


                      Richard H. Molke
                        8 Ivins Place
                  Rumson, New Jersey 07760
                        732-741-7058
             (Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)


                        January 16, 2001
            (Date of Event Which Requires Filing
                       this Statement)

  5% OWNERSHIP BY REASON OF SHARES AUTOMATICALLY PURCHASED
     PURSUANT TO THE UNITED MOBILE HOMES, INC. DIVIDEND
                      REINVESTMENT PLAN

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the  subject of this statement, and is filing this statement
because of Rule 13d-1(b)(3) or (4), check the following:   [     ]

           Check  the  following box if a fee is being  paid
with this statement:  [      ]

1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Richard H. Molke              S.S.####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only


4.   Source of Funds:

     Richard H. Molke used personal funds.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):

      No.

6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares     7. Sole Voting Power        212,233.8424 shares
Beneficially Owned   8. Shared Voting Power      205,201.0016 shares
by Reporting Person  9. Sole Dispositive Power   212,233.8424 shares
                    10. Shared Dispositive Power 205,201.0016 shares

11.    Aggregate  Amount  Beneficially  Owned  by  Reporting
       Person:

       417,434.8440 shares

12.   Check  if  the Aggregate Amount in Row  (11)  excludes
      Certain Shares:

      [   X   ]

13.  Percent of Class Represented by Amount in Row (11):

     5.65%

14.  Type of Reporting Person:  Individual

ITEM 1.   SECURITY AND ISSUER

           Common Stock issued by United Mobile Homes, Inc.,
           Juniper Business Plaza, 3499 Route 9 North, Freehold,
           New Jersey 07728.


ITEM 2.   IDENTITY AND BACKGROUND

      (a) The person filing this statement is Richard H. Molke.

      (b)  Mr. Molke's address is 8 Ivins Place, Rumson, NJ,
           07760.

      (c) Mr. Molke is an investor who conducts his investing at the address indicated in Item 2(b) above.

      (d) Mr. Molke has not been convicted in a criminal proceeding during the past five years.

      (e) Mr. Molke, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

      (f)  Mr. Molke is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Molke are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of United Mobile Homes, Inc. was acquired for investment purposes. The acquisition involves no change of control of United Mobile Homes, Inc. Richard H. Molke is a shareholder in United Mobile Homes, Inc. Mr. Molke has no plans for the following:

          (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of United Mobile Homes, Inc. common stock may be made under the United Mobile Homes, Inc. Dividend Reinvestment and Stock Purchase Plan;

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any other material change in the issuer's business or corporate structure;

          (f) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (g) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (h) a class of equity securities of the issuer becoming eligible for termination or registration; or

          (i) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on January 16, 2001, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                                  Aggregate Number        Percentage of
           Name                   of Shares Owned         Shares Owned

          Richard H. Molke            48,719.5957
          Richard H. Molke GRAT      163,514.2445
          Louise G. Molke             41,687.1974
          Louise G. Molke GRAT       163,513.8042

             Total:                  417,434.8440*        5.65%
___________________________
*Excludes shares held by Mr. Molke's adult children in which he disclaims any beneficial interest.

         (b) The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

         (c) The following transactions were effected by Mr. Molke with respect to the Common Stock of United Mobile Homes, Inc. during the past 60 days:

                                        Amt. of       Character of  Price Per
         Name                 Date      Shares        Transaction    Share

        Richard H. Molke      12/15/00   3,569.7751  Div. Reinvest.  $8.625
               GRAT
        Richard Molke         12/15/00   1,063.625   Div. Reinvest.  $8.625
        Louise G. Molke       12/15/00   3,569.7658  Div. Reinvest.  $8.625
               GRAT
        Louise G. Molke       12/15/00     910.0974  Div. Reinvest.  $8.625

        (d) Richard H. Molke has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of United Mobile Homes, Inc. Mr. Molke's aggregate holdings in United Mobile Homes, Inc. fluctuate above and below the 5% threshold depending on the automatic results of the United Mobile Homes, Inc. Dividend Reinvestment Plan.

        (e) The date on which the reporting person becamethe beneficial owner of more than five percent of the class of securities:

        December 15, 1998

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          There are no contracts, arrangements, understandings or relation-ships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of United Mobile Homes, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.










Dated:   January 16, 2001



                                           /s/ Richard H. Molke